June 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pure Bioscience, Inc. Request for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Pure Bioscience, Inc. (the “Company”) hereby requests the withdrawal of the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities Exchange Commission (the “Commission”) on April 10, 2012.  The Registration Statement was filed to register for resale by the selling stockholder named therein certain shares of the Company’s common stock to be sold to such selling stockholder pursuant to the terms of that certain Securities Purchase Agreement, dated December 14, 2011 (the “Purchase Agreement”), by and between the Company and such selling stockholder.  The Company has delivered notice to the selling stockholder of its termination of the Purchase Agreement and, accordingly, such shares will not be sold to, nor resold by, the selling stockholder.  No securities have been sold under the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Scott M. Stanton, Esq. of Morrison & Foerster LLP, counsel for the Company, at (858) 720-5100.

Very truly yours,

Pure Bioscience, Inc.

By:	/s/ Michael L. Krall

Michael L. Krall
Chief Executive Officer
Pure Bioscience, Inc.

cc:  Scott M. Stanton, Esq., Morrison & Foerster LLP